Exhibit 12

HONEYWELL INTERNATIONAL INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Six Months Ended June 30, 2005

(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,011
Add (Deduct):
Amortization of capitalized interest	12
Fixed charges	231
Equity income, net of distributions	(41)
Total earnings, as defined	$1,213

Fixed Charges:
Rents(a)	$54
Interest and other financial charges	177
231
Capitalized interest	8
Total fixed charges	$239
Ratio of earnings to fixed charges	5.08
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(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.